UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on US$ 1.25 billion bond issue

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Rio de Janeiro, July 03, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it concluded today, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), the offering of notes in the international capital market (Global Notes), in the amount of US$ 1.25 billion maturing in 2033. The operation was priced on June 26, 2023, as disclosed to the market.

Below is the main information about the issue:

•	Issued volume: US$ 1.25 billion
•	Coupon: 6.5 p.y.
•	Interest payment dates: January 03 and July 03 of each year, starting January 03, 2024
•	Issue price: 99.096%
•	Yield to investor: 6.625% p.y.
•	Maturity: July 03, 2033
•	Ratings: Ba1 (Moody’s) / BB- (S&P) / BB- (Fitch)

Demand was 3.4 times the offering volume, with 327 orders from investors in North America, Europe, Asia, and Latin America.

The transaction was conducted by Banco BTG Pactual S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Itaú BBA USA Securities, Inc., MUFG Securities Americas Inc, Santander US Capital Markets LLC, Scotia Capital (USA) Inc. and UBS Securities LLC. The choice of these institutions took several factors into consideration, including criteria for sustainability commitments in line with the current Strategic Plan 2023-2027 and its recent revision.

The net proceeds from the sale of the Global Notes will be used for general corporate purposes, which may include the payment of existing debt.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer